Filed by Dobson Communications Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject company: Dobson Communications Corporation (Registration No. 333-126247)

For Immediate Release

Dobson Communications Launches Preferred Stock Exchange Offer and Consent Solicitation

OKLAHOMA CITY, July 22, 2005 — Dobson Communications Corporation (“Dobson” or the “Company”) (Nasdaq: DCEL) announced the launch of its offer to exchange cash and shares of its Class A common stock for up to 32,327 shares, or 70 percent, of its outstanding 12.25% Senior Exchangeable Preferred Stock (“12.25% Preferred Stock”) and up to 135,029 shares, or 70 percent, of its outstanding 13% Senior Exchangeable Preferred Stock (“13% Preferred Stock” and together with the 12.25% Preferred Stock, “Preferred Stock”), subject to proration (the “Exchange Offer”). On Friday, July 22, 2005, the Company’s registration statement on Form S-4 relating to the Exchange Offer was declared effective by the Securities and Exchange Commission.

     For each share of 12.25% Preferred Stock and 13% Preferred Stock validly tendered and accepted by the Company, a holder will receive (1) cash in the amount of $300 and (2) shares of Dobson’s Class A common stock with a market value, based on the volume-weighted average price of Dobson’s Class A common stock on the Nasdaq National Market during the ten-trading-day period ending on Tuesday, August 16, 2005, which is the second trading day prior to the scheduled expiration date of the Exchange Offer, of $844.00, subject to a minimum of 168.8 shares and a maximum of 211.0 shares for each share of Preferred Stock validly tendered and not properly withdrawn.

     As part of the Exchange Offer, Dobson is also soliciting consents from holders of its 12.25% Preferred Stock and 13% Preferred Stock to (1) amend the respective certificate of designation governing each series of Preferred Stock to eliminate all voting rights, other than voting rights required by law, and substantially all of the restrictive covenants applicable to such series of Preferred Stock for a period of 18 months from the expiration date of the Exchange Offer, after which time a revised set of covenants would be applicable to the Preferred Stock so long as an aggregate of 15,000 shares of 12.25% Preferred Stock and 13% Preferred Stock are outstanding, and (2) waive compliance by Dobson with these provisions of the certificates of designation until the proposed amendments become effective or until 18 months after the expiration date of the Exchange Offer (the “Consent Solicitation”).

     The Exchange Offer and Consent Solicitation will expire, unless terminated or extended, at midnight on Thursday, August 18, 2005.

     Dobson announced June 30, 2005 that it had entered into a support agreement with the holders of approximately 63% of the outstanding shares of its 12.25% Preferred Stock and its 13% Preferred Stock pursuant to which such holders have agreed to tender their shares of Preferred Stock and consent to the proposed amendments and waivers.

     The dealer manager and solicitation agent for the concurrent Exchange Offer and Consent Solicitation is Houlihan Lokey Howard & Zukin Capital, Inc.

     Questions regarding the Exchange Offer and Consent Solicitation may be directed to and a copy of the written prospectus relating to the Exchange Offer and Consent Solicitation may be obtained from the information agent, Bondholder Communications Group, 30 Broad Street, 46th Floor, New York, New York 10004 at (212) 809-2663. These securities are offered only by means of a written prospectus. This press release is neither an offer to sell nor a solicitation of an offer to buy any securities.

     This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

     Dobson is a leading provider of wireless phone services to rural markets in the United States. Headquartered in Oklahoma City, Dobson owns wireless operations in 16 states. For additional information on Dobson and its operations, please visit its Web site at www.dobson.net

Forward Looking Statements

     This press release contains “forward-looking statements” including, but not limited to, statements regarding the Company’s plans, intentions and expectations. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those projected. These risks include, but are not limited to, the following: uncertainties associated with future revenue and revenue growth; the impact of the Company’s significant leverage on its operating plans; and various other uncertainties associated with the telecommunications industry and the Company’s operations in particular. A more extensive discussion of the risk factors that could impact these areas and the Company’s overall business and financial performance can be found in the Company’s reports and other filings filed with the Securities and Exchange Commission, including the registration statement relating to the Exchange Offer. Given these concerns, investors and analysts should not place undue reliance on forward-looking statements.

     CONTACT:

Dobson Communications Corporation
J. Warren Henry
Vice President, Investor Relations
(405) 529-8820